PROPOSED RESOLUTION

Item 6	Approval of Amendment to Transfer Agency and Service Agreement to Add Harbor Core Bond Fund

RESOLVED, that the Board of Trustees of Harbor Funds (the “Trust”) hereby determines that (i) the Amendment to the Transfer Agency and Service Agreement (the “Amendment”) between the Trust, on behalf of Harbor Core Bond Fund (the “Fund”) and Harbor Services Group, Inc. (“Harbor Services Group”) is in the best interests of the shareholders; (ii) that the services to be performed by Harbor Services Group pursuant to the Amendment are required by and appropriate for the Fund; (iii) the nature and quality of the services to be provided by Harbor Services Group pursuant to such Amendment are at least equal to those provided by others offering the same or similar services for similar compensation; and (iv) the fees proposed for Harbor Services Group’s services are fair and reasonable in light of the usual and customary charges imposed by others for services of the same nature and quality;

FURTHER RESOLVED, that the Amendment, in substantially the form presented to this meeting and the terms and conditions contained therein, relating to the addition of the Fund thereof be, and it hereby is approved; and

FURTHER RESOLVED, that the President, the Chief Compliance Officer, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Trust be, and they hereby are, and each of them hereby is, authorized and directed to execute said Amendment on behalf of the Fund and deliver the same to Harbor Services Group, in substantially the form presented to this meeting, with such changes as the officer of the Trust executing the Amendment shall approve, such approval to be conclusively evidenced by such officer’s execution thereof.